SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 21 2011
DIVISION OF MARKET REGULATION

SECU[…]SION

11021376

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 68068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Value Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle and Company P.C

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-68068
X1A

RECEIVED
2011 APR -7 PM 5:07
SEC / TM

CVA
CAPITALVALUE ADVISORS

March 11, 2011

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2011
WASH, D.C.
200

Securities and Exchange Commission
Denver Regional Office
Donald Hoerl, Regional Director
1801 California Street, Suite 1500
Denver, CO 80202-2656
(303) 844-1000

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

To Whom It May Concern:

Please find enclosed the SIPC Supplemental Report for CapitalValue Advisors, LLC (FINRA CRD: 148772, SEC Registration Number 8-68068) for the year ended December 31, 2010. If you have any questions, please contact me. We inadvertently omitted this report in our original filing.

Sincerely,

Chris Younger, Managing Director
CapitalValue Advisors, LLC
188 Inverness Drive West, Suite 110
Englewood, CO 80112
(303) 243-5601
(303) 249-5272 (cell)
chris@capitalvalue.net

CAPITAL VALUE ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2010

Bauerle
AND COMPANY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Capital Value Advisors, LLC
Englewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Capital Value Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Value Advisors, LLC's management is responsible for the Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.

Bauerle and Company, P.C.

February 17, 2011

1720 S. Bellaire Street, Suite 1010
Denver, CO 80222

MAIN: 303.759.0089
FAX: 303.759.2189
WWW.BCDENVER.COM

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

GENERAL ASSESSMENT			$	3,608
LESS PAYMENTS MADE:				
Date Paid		Amount		
8/2/2010	$	3,038		
Total Payments Made				3,038
Total General Assessment Balance or Overpayment			$	570
Payment Made with Form SIPC-7			$	570

See accountants' report.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

TOTAL REVENUE		$ 1,444,057
ADDITIONS:		
None		
DEDUCTIONS:		
Total Interest and Dividend Expense	$ 846	
Total Deductions		846
SIPC NET OPERATING REVENUES		$ 1,443,211
GENERAL ASSESSMENT @ .0025 (minimum $150)		$ 3,608

See accountants' report.